FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of September, 2003

Commission File Number: 0-30820

                            Tikcro Technologies Ltd.
                       (formerly Tioga Technologies Ltd.)

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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The information in this report on Form 6-K is incorporated by reference into all
Registration Statements which the registrant has filed or which it will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.


                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents which are attached hereto and incorporated by reference herein:

1. Press Release: Tioga Changes Name to Tikcro. Dated: September 25, 2003.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Tikcro Technologies Ltd.

                                           (Registrant)

                                           /s/ Adam M. Klein
                                           -----------------
Date: September 29, 2003                   By: Adam M. Klein for Izhak Tamir,
                                           pursuant to authorization



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                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit

10.1               Press Release: Tioga Changes Name to Tikcro. Dated:
                   September 25, 2003

                                  EXHIBIT 10.1


                                                 PRESS RELEASE

       For more information contact:

                                              FOR IMMEDIATE RELEASE



         Lee Roth
         KCSA Public Relations Worldwide

         (212) 896-1209 lroth@kcsa.com



                          Tioga Changes Name to Tikcro
                                       ---
                        Stock to trade under symbol TKCRF

Tel Aviv, Israel, September 25, 2003 -- Tikcro Technologies Ltd., formerly known as Tioga Technologies Ltd. (OTC BB: TKCRF), today announced that its name has been changed to Tikcro Technologies Ltd. Commencing September 25, 2003 Tikcro's stock will trade under the ticker symbol TKCRF on the Over The Counter Bulletin Board market.


      About Tikcro Technologies:

Until the closing of the Assets Transaction with STMicroelectronics, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro at www.tikcro.com.


      Safe Harbor Statement

         Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.